Exhibit 99.1

Iris Energy Limited

Consolidated Annual Financial Report - 30 June 2023

Iris Energy Limited 30 June 2023

Directors’ report	3
Consolidated statements of profit or loss and other comprehensive income	8
Consolidated statements of financial position	9
Consolidated statements of changes in equity	10
Consolidated statements of cash flows	11
Notes to the consolidated financial statements	12
Directors' declaration	48
Auditor’s independence declaration	49
Independent auditor’s report	50

Iris Energy Limited Directors' report 30 June 2023

The Directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the 'Group') consisting of Iris Energy Limited (referred to hereafter as the 'Company' or 'Parent Entity') and the entities it controlled at the end of, or during, the year ended 30 June 2023.

Directors
The following persons were Directors of Iris Energy Limited during the financial year and at the date of this report:

Mr. Daniel Roberts (Executive Director and Co-CEO) (Appointed 6 November 2018)
Daniel Roberts is a co-founder, Co-Chief Executive Officer and director of Iris Energy. Mr. Roberts has over 20 years’ experience in the finance, infrastructure and renewables industries. Prior to Iris Energy, Mr. Roberts was an Executive Director of, and the second largest individual shareholder in, Palisade Investment Partners, an infrastructure funds management business based in Sydney. Prior to Palisade Investment Partners, Mr. Roberts worked at Macquarie Group and PricewaterhouseCoopers in London and Sydney, respectively. Mr. Roberts currently serves on the board of JOLT, a Blackrock-backed electrical vehicle charging business where he is also the second largest individual shareholder. Mr. Roberts has previously served as a board member of various entities involved in airports, ports, gas pipelines, bulk liquid storage businesses, waste treatment facilities and wind and solar farms, including Granville Harbour Wind Farm, Ross River Solar Farm, Northern Territory Airports, Sunshine Coast Airport, ANZ Terminals Pty Ltd and Tasmanian Gas Pipeline. Mr. Roberts holds a Bachelor of Business from University of Technology Sydney and a Master of Finance (Dean’s List) from INSEAD Business School. Mr. Roberts is the brother of William Roberts, who also serves as a Co-Chief Executive Officer of Iris Energy.

Mr. William Roberts (Executive Director and Co-CEO) (Appointed 6 November 2018)
William Roberts is a co-founder, Co-Chief Executive Officer and director of Iris Energy. Mr. Roberts has over 12 years’ experience in finance, real assets and commodities markets, including debt financing and principal investment across resources mining projects, as well as managing foreign exchange and commodity price risks. Prior to Iris Energy, Mr. Roberts worked across accounting and banking, resources, commodities and real assets at Macquarie Group, Westpac and Brookfield Multiplex. At Macquarie Group, he co-founded the newly established Digital Assets team. Mr. Roberts holds a Bachelor of Business (Distinction) from the University of Technology Sydney. Mr. Roberts is the brother of Daniel Roberts, who also serves as a Co-Chief Executive Officer of Iris Energy.

Mr. David Bartholomew (Chair) (Appointed 24 September 2021)
David Bartholomew has served as Iris Energy’s Chair since September 2021. Mr. Bartholomew currently serves as a non- executive director on the boards of Atlas Arteria, a global owner and operator of toll roads, Endeavour Energy (a NSW electricity distributor) and Keolis Downer (provides public transport operation and maintenance services in Australia). Mr. Bartholomew is also External Independent Chair of the Executive Price Review Steering Committee of AusNet Services. Mr. Bartholomew’s executive background includes the role of Chief Executive Officer of DUET Group, where he oversaw the ASX listed company’s transition to a fully internalized management and governance structure and in which he was appointed to the boards of DUET’s portfolio companies including United Energy Distribution (Victorian electricity distribution), Multinet Gas (Victorian gas distribution), the Dampier to Bunbury Natural Gas Pipeline, Energy Developments Limited (remote and waste-to-energy electricity generation) and Duquesne Light (Pittsburgh, USA electricity distribution). He has also held executive roles at Hastings Funds Management, Lend Lease, The Boston Consulting Group and BHP Minerals. Mr. Bartholomew has also served on the boards of Vector Limited, Power and Water Corporation (NT), Dussur (Saudi Arabia), The Helmsman Project, Interlink Roads (Sydney’s M5 Motorway), Statewide Roads (Sydney’s M4 Motorway), Epic Energy (gas transmission), Sydney Light Rail, Port of Geelong, various forestry companies and Nextgen Networks (communications cable network), representing investors managed by Hastings Funds Management. Mr. Bartholomew holds a Bachelor of Economics (Honours) degree from Adelaide University and an MBA from The Australian Graduate School of Management.

Mr. Chris Guzowski (Director) (Appointed 19 December 2019)
Christopher Guzowski has served on Iris Energy’s board of directors since December 2019. Mr. Guzowski has over 15 years’ international experience in renewable energy project development across Europe and Australia. Mr. Guzowski founded Baltic Wind, developing large scale wind farm projects in Europe from greenfield to operations. He also founded Mithra Energy, developing 10+ solar PV projects in Poland since 2012. Mr. Guzowski was the Project Development Director and commercial development partner of Photon Energy, with a major solar PV pipeline under development in Australia. Mr. Guzowski was the Founding Director of ADCCA - Australian Digital Currency Commerce Association and was a founder of ABA Technology in 2014 (Australian blockchain technology). Mr. Guzowski holds a Bachelor of Business from University of Technology Sydney and an MBA in Energy Management from Vienna University of Economics and Business.

Iris Energy Limited Directors' report 30 June 2023

Mr. Michael Alfred (Director) (Appointed 21 October 2021)
Michael Alfred has served on Iris Energy’s board of directors since October 2021. Mr. Alfred is a private investor, advisor, and board member. Previously, he served as the Chief Executive Officer of Digital Assets Data, Inc., a financial technology and data company building enterprise-grade software and data feeds for the digital asset ecosystem, from when he co- founded the company in January 2018 through its sale to New York Digital Investment Group LLC in November 2020. Mr. Alfred has served as an Advisor to the Chief Executive Officer of Amenify, a real estate technology company, since July 2020, and on the Advisory Board of Outerbridge Capital Management, LLC since December 2019. From October 2016 to January 2018, Mr. Alfred was a Managing Director and member of the five-person executive committee for Strategic Insight, Inc., a provider of data and software to the global asset management industry, which was acquired by Institutional Shareholder Services (ISS) in 2019. Prior to that, Mr. Alfred served as the Chief Executive Officer of BrightScope, Inc., a financial information company providing 401k analyses and tools for retirement plan participants, sponsors and advisors, from February 2008 until it was acquired by Strategic Insight, Inc. in October 2016. Prior to co-founding BrightScope, Inc., Mr. Alfred served as Co-Founder and Portfolio Manager of Alfred Capital Management, LLC, a registered investment advisor serving high net worth individuals. Mr. Alfred also serves as a principal investor in a variety of industries including technology and consumer products. Mr. Alfred has served on the Board of Directors of Crestone Group, LLC, a national artisan bakery, since March 2015; HOHM, Inc., a custom-engineered sleeping pod creator, since December 2017; and Eaglebrook Advisors, a tech-driven digital asset management platform for financial advisors and their clients, since September 2019. Mr. Alfred received a Bachelor of Arts degree in History from Stanford University.

Sunita Parasuraman (Director) (Appointed 17 July 2023)
Sunita Parasuraman has served on Iris Energy’s board of directors since July 2023. During her career as a senior technology executive, Ms. Parasuraman has built and scaled world-class teams at Meta (Facebook), VMware, Genentech, and Apple. Ms. Parasuraman most recently served as the Head of Investments, New Product Experimentation at Meta (Facebook) and, prior to that, served as Facebook’s Global Head of Treasury and Head of Treasury for Facebook’s blockchain initiative (Libra). Ms. Parasuraman currently serves on the Board of Baldwin Risk Partners (NASDAQ: BRP), a leading publicly-traded insurance distribution company, where she is a member of its Audit and Cyber Risk Committees. She also serves on the Board of the IIT Bombay Heritage Foundation as well as its Finance, Governance & Nomination Committees. Ms. Parasuraman holds a Bachelor's degree in Engineering from the Indian Institute of Technology (IIT), Bombay, a Master’s degree in Engineering from the University of Pennsylvania and an MBA from the University of California, Berkeley’s Haas School of Business.
Mr. Paul Gordon also served as a Director of the Company from 19 December 2019 to 24 October 2021.

Company Secretary
Cesilia Kim has been the Chief Legal Officer of Iris Energy since January 2023. Ms. Kim is a senior executive and lawyer with over 20 years’ experience across renewable energy, water, infrastructure, corporate governance and M&A. Ms. Kim has a strong track record in corporate strategy, major project development and approvals, policy, regulatory reform, governance and risk management. Ms. Kim was most recently Snowy Hydro Limited's Group Executive - External Affairs, Procurement and Legal with a broad commercial and multi-disciplinary remit, including procurement, corporate affairs, regulatory strategy and legal. Prior to this, Ms. Kim was in private practice at Allens Linklaters. Ms. Kim holds a Bachelor of Commerce degree and a Bachelor of Laws (Honors) degree from the University of Sydney, Australia, and is a member of the Australian Institute of Company Directors.

Ms. Joanna Brand served as Company Secretary of Iris Energy Limited until 14 December 2022.
Mr. William Roberts served as Company Secretary of Iris Energy Limited from 15 December 2022 to 01 February 2023.

Principal activities
The Group is an owner and operator of institutional-grade, highly efficient proprietary Bitcoin mining data centers powered by renewable energy. During the year ended 30 June 2023, the Group developed and operated from three sites at Canal Flats, Mackenzie and Prince George in British Columbia, Canada and one at Childres, Texas, USA.

Dividends
There were no dividends paid, recommended, or declared during the current or previous financial year.

Review of operations
The loss for the Group after providing for income tax amounted to $171,871,000 (30 June 2022: $419,770,000).

Iris Energy Limited Directors' report 30 June 2023

Key business operating metrics are noted below:

•	Bitcoin mining revenue of $75,509,000 (30 June 2022: $59,037,000)

•	the number of Bitcoin earned from mining was 3,259 (30 June 2022: 1,398)

Significant changes in the state of affairs

Non-Recourse SPVs
On 4 November 2022, IE CA 3 Holdings Ltd. and IE CA 4 Holdings Ltd. (‘Non-Recourse SPVs’) received notices of defaults from the lenders under their respective limited recourse facilities alleging the occurrence of certain defaults and potential events of default, and purporting to declare the loans under each of the Non-Recourse SPV facilities immediately due and payable. The lender filed a petition with the British Columbia Supreme Court, primarily seeking the appointment of PwC as receiver over the assets and undertakings of the Non-Recourse SPVs, which the court accepted, subsequently appointing PwC as the receiver of the Non-Recourse SPVs on 3 February 2023. The Group ceased control of the Non-Recourse SPVs on 3 February 2023, being the date of appointment of the receiver, and as such the entities have been deconsolidated from this date.’

Committed Equity Facility
On 23 September 2022 Iris Energy entered into a share purchase agreement with B. Riley Principal Capital II, LLC (“B. Riley”) to establish a committed equity facility (“ELOC”), pursuant to which Iris Energy may, at its option, sell up to US$100 million of ordinary shares to B. Riley over a two-year period. A resale registration statement relating to shares sold to B. Riley under the ELOC was declared effective by the SEC on 26 January2023. During the year 11,454,324 shares were issued under the facility raising gross proceeds of $41,581,452.20. An additional $1,802,218.80 was raised through the sale of 388,845 shares from trades which were executed in June 2023 and subsequently settled in July 2023.

There were no other significant changes in the state of affairs of the Group during the financial year.

Matters subsequent to the end of the financial year
Changes to key management personnel
On July 18, 2023, the Group announced the appointment of Sunita Parasuraman to its board of directors and as Chair of the Audit and Risk Committee.

Limited recourse equipment financing
In June 2023, a hearing was held in in The Supreme Court of British Columbia between NYDIG ABL LLC and the Non- Recourse SPVs. A judgement on the proceedings was delivered on 10 August 2023 which declared, among other things, that the transactions pursuant to hashpower services provided by the Non-Recourse SPVs to the Company to be void. On 21 August 2023, the Company filed a notice to appeal the judgement.

Purchases NVIDIA H100 GPUs to target generative AI
On 29 August 2023, the Group announced the initial purchase of 248 of NVIDIA’s latest-generation artificial intelligence (“AI”) H100 GPUs for ~US$10 million.

No other matter or circumstance has arisen since 30 June 2023 that has significantly affected, or may significantly affect the Group's operations, the results of those operations, or the Group's state of affairs in future financial years.

Likely developments
In the opinion of the Directors, disclosure of further information about any likely developments in the Group's operations and the expected results of such operations is commercially sensitive and would likely be detrimental and result in unreasonable prejudice to the Group.

Environmental regulation
The Group's ordinary course operations and properties are subject to various laws and regulations governing health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in the countries and localities in which the Group operates. The Directors believe that there are adequate systems in place for the management of the Group’s environmental requirements and are not aware of any material breach of those environmental requirements.

Iris Energy Limited Directors' report 30 June 2023

Meetings of Directors
The number of meetings of the Company's Board of Directors ('the Board') and the Audit and Risk Committee (‘ARC’) held during the year ended 30 June 2023, and the number of meetings attended by each member of each committee are set out below:

	Board Meeting		Audit and Risk Committee
	Attended	Held	Attended	Held
David Bartholomew	8	9	2	3
Christopher Guzowski	9	9	2	3
Michael Alfred	9	9	3	3
Daniel Roberts	9	9	-	-
William Roberts	9	9	-	-
Sunita Parasuraman	-	-	-	-

Held: represents the number of meetings held during the time the Director held office.

Indemnity and insurance of officers
During the financial year, the Company paid a premium in respect of a contract to insure the Directors and executives of the Company against a liability to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

Indemnity and insurance of auditor
The Company has not, during or since the end of the financial year, indemnified or agreed to indemnify the auditor of the Company or any related entity against a liability incurred by the auditor.

During the financial year, the Company has not paid a premium in respect of a contract to insure the auditor of the Company or any related entity.

Non-audit services
There were no non-audit services provided during the financial year by the auditor.

Rounding of amounts
The Group is of a kind referred to in ASIC Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191 and in accordance with that Instrument, amounts in the consolidated financial statements and Directors’ report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Auditor's independence declaration
A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this Directors' report.

Shares under option
Details of outstanding shares under option issued by the Company are set out in Note 31 and Note 33 of the consolidated financial statements.

Iris Energy Limited Directors' report

Restricted Share Units issued subsequent to 30 June 2023
In July 2023, the Company issued a total of 3,229,589 restricted share units. These RSUs include a grant of 2,265,037 RSUs to the below Directors of the Company:

Director	Title	Number of RSUs granted
Daniel Roberts	Executive Director and Co-CEO	1,072,367
William Roberts	Executive Director and Co-CEO	1,072,367
David Bartholomew	Non-Executive Director	43,455
Chris Guzowski	Non-Executive Director	28,970
Michael Alfred	Non-Executive Director	28,970
Sunita Parasuraman	Non-Executive Director	18,908
Total		2,265,037

The 1,072,367 RSUs granted to each of Daniel Roberts and William Roberts will vest as follows (subject to the relevant criteria disclosed which is tested at the end of each respective vesting period):

•	271,546 will vest following one year of continued service with the Group over the vesting period;
•	271,546 will vest following two years of continued service with the Group over the vesting period; and
•	529,275 will vest subject to a total shareholder return test assessed against a market index (and continued service over the vesting period).

The 120,303 RSUs issued to the Non-Executive Directors listed above are to vest within 10 days of the release by the Board of the Company’s financial statements for the year ended 30 June 2024 and no later than 31 December 2024, so long as the relevant Director has not ceased to be a Director of the Company before that date.

299,772 RSUs were also granted to the below executive Key Management Personnel (‘KMP’) and Company Secretary:

KMP	Title	Number of RSUs granted
Cesilia Kim	Chief Legal Officer & Company Secretary	111,306
David Shaw	Chief Operating Officer	100,741
Belinda Nucifora	Chief Financial Officer	87,725
Total		299,772

The RSUs issued to each of the KMP have identical vesting conditions set out as follows:

•	75,909 will vest following one year of continued service with the Group over the vesting period;
•	75,909 will vest following two years of continued service with the Group over the vesting period; and
•	147,954 will vest subject to a total shareholder return test assessed against a market index (and continued service over the vesting period).

For each of the issuances outlined to Directors or employees outlined above, the vesting date each year will be within 10 days of the release by the Board of the Company’s financial statements in the respective calendar year of vesting and no later than 31 December of that year, so long as the relevant director or employee has not ceased to be a director or employee of the Group before that date.

For all RSUs issued the Board has full discretion to, at any time, interpret, apply or not apply, amend, modify, or terminate the LTIP, any plan rules and any individual RSU granting and vesting.

This report is made in accordance with a resolution of Directors.

/s/ David Bartholomew	/s/ Daniel Roberts
David Bartholomew	Daniel Roberts
Chair	Co-CEO

13 September 2023	13 September 2023

Iris Energy Limited Consolidated statements of profit or loss and other comprehensive income For the year ended 30 June 2023

		Year ended 30 June 2023	Year ended 30 June 2022
	Note	US$'000	US$'000
Revenue
Bitcoin mining revenue		75,509	59,037

Other income	5	3,137	12
Gain on disposal of subsidiaries	27	3,258	-

Expenses
Depreciation	6	(30,856)	(7,741)
Electricity charges		(35,753)	(10,978)
Employee benefits expense		(17,897)	(7,448)
Share-based payments expense	31	(14,356)	(13,896)
Impairment of assets	16	(105,172)	(167)
Professional fees		(6,271)	(6,807)
Gain/(loss) on disposal of property, plant and equipment		(6,628)	-
Other operating expenses	7	(18,822)	(11,705)

Profit/(loss) before interest, foreign exchange gains and income tax		(153,851)	307

Finance expense	8	(16,363)	(425,441)
Interest income		924	79
Foreign exchange gain/(loss)		(191)	8,009

Loss before income tax expense		(169,481)	(417,046)

Income tax expense	9	(2,390)	(2,724)

Loss after income tax expense for the year		(171,871)	(419,770)

Other comprehensive income/(loss)

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		(13,641)	(23,553)

Other comprehensive loss for the year, net of tax		(13,641)	(23,553)

Total comprehensive loss for the year		(185,512)	(443,323)

		Cents	Cents

Basic earnings per share	23	(313.77)	(1,025.30)
Diluted earnings per share	23	(313.77)	(1,025.30)

The above consolidated statements of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Iris Energy Limited Consolidated statements of financial position As at 30 June 2023

	Note	30 June 2023 US$'000	30 June 2022 US$'000
Assets

Current assets
Cash and cash equivalents	10	68,894	109,970
Other receivables	11	6,543	23,654
Prepayments and other assets	13	13,793	26,630
Total current assets		89,230	160,254

Non-current assets
Property, plant and equipment	14	241,102	247,562
Right-of-use assets	15	1,374	1,253
Goodwill	16	-	634
Deferred tax assets	9	8	2,235
Mining hardware prepayments	12	68	158,184
Other assets		292	338
Total non-current assets		242,844	410,206

Total assets		332,074	570,460

Liabilities

Current liabilities
Borrowings and lease liabilities	17	192	60,484
Income tax		32	1,204
Employee benefits		961	2,136
Trade and other payables	19	16,644	18,813
Provisions	18	6,172	2,469
Total current liabilities		24,001	85,106

Non-current liabilities
Borrowings and lease liabilities	17	1,256	47,803
Deferred tax liabilities	9	1,365	189
Employee benefits		91	-
Total non-current liabilities		2,712	47,992

Total liabilities		26,713	133,098

Net assets		305,361	437,362

Equity
Issued capital	20	965,857	926,581
Reserves	21	(6,220)	(6,814)
Accumulated losses		(654,276)	(482,405)

Total equity		305,361	437,362

The above consolidated statements of financial position should be read in conjunction with the accompanying notes

Iris Energy Limited Consolidated statements of changes in equity For the year ended 30 June 2023

	Issued capital	Reserves	Accumulated losses	Total equity
	US$'000	US$'000	US$'000	US$'000
Balance at 1 July 2021	10,338	2,843	(62,635)	(49,454)
Loss after income tax expense for the year	-	-	(419,770)	(419,770)
Other comprehensive loss for the year, net of tax	-	(23,553)	-	(23,553)

Total comprehensive loss for the year	-	(23,553)	(419,770)	(443,323)

Transactions with owners in their capacity as owners:
Share-based payments (note 31)	-	13,896	-	13,896
Issue of ordinary shares (note 20)	220,683	-	-	220,683
Conversion of hybrid financial instruments (note 20)	695,383	-	-	695,383
Share-based payments, prepaid in advance (note 20)	177	-	-	177

Balance at 30 June 2022	926,581	(6,814)	(482,405)	437,362

	Issued capital	Reserves	Accumulated losses	Total equity
	US$'000	US$'000	US$'000	US$'000
Balance at 1 July 2022	926,581	(6,814)	(482,405)	437,362
Loss after income tax expense for the year	-	-	(171,871)	(171,871)
Other comprehensive loss for the year, net of tax	-	(13,641)	-	(13,641)

Total comprehensive loss for the year	-	(13,641)	(171,871)	(185,512)

Transactions with owners in their capacity as owners:
Share-based payments (note 31)	515	14,235	-	14,750
Share issuances under Committed Equity Facility (note 20)	41,581	-	-	41,581
Capital raise costs (note 20)	(2,820)	-	-	(2,820)

Balance at 30 June 2023	965,857	(6,220)	(654,276)	305,361

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes

Iris Energy Limited Consolidated statements of cash flows For the year ended 30 June 2022

	Note	Year ended 30 June 2023	Year ended 30 June 2022
		US$'000	US$'000
Cash flows from operating activities
Receipts from Bitcoin mining activities		78,423	59,037
Payments for electricity, suppliers and employees (inclusive of GST)		(72,183)	(32,231)
		6,240	26,806
Interest received		803	4
Other income received		3,104	-
Interest paid		(4,102)	(5,253)

Net cash from operating activities	28	6,045	21,557

Cash flows from investing activities
Payments for property, plant and equipment net of mining hardware prepayments	14	(116,064)	(83,654)
Payments for mining hardware prepayments		-	(210,593)
Payments for prepayments and other assets		(7,363)	(22,038)
Repayments/(advancement) of loan proceeds		2,291	(1,870)
Deconsolidation of Non-Recourse SPVs		(1,214)	-
Proceeds from disposal of property, plant and equipment	14	32,488	40
Proceeds from release of deposits		18,395	-

Net cash used in investing activities		(71,467)	(318,115)

Cash flows from financing activities
Proceeds from hybrid financial instruments	20	-	107,845
Capital raising costs	20	(1,012)	(4,212)
Proceeds from mining hardware finance		-	65,200
Repayment of borrowings		(9,432)	(12,120)
Proceeds from Initial Public Offering (net of underwriting fees)	20	-	215,331
Payment of borrowing transaction costs		(250)	-
Proceeds from committed equity facility		39,252	-
Repayment of lease liabilities		(318)	(6)

Net cash from financing activities		28,240	372,038

Net increase/(decrease) in cash and cash equivalents		(37,182)	75,480
Cash and cash equivalents at the beginning of the financial year		109,970	38,990
Effects of exchange rate changes on cash and cash equivalents		(3,894)	(4,500)

Cash and cash equivalents at the end of the financial year	10	68,894	109,970

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 1. General information

The consolidated financial statements cover Iris Energy Limited as a Group consisting of Iris Energy Limited (Company or Parent Entity) and the entities it controlled at the end of, or during, the year (collectively the Group).

Iris Energy Limited was previously known as Iris Energy Pty Ltd until 7 October 2021, when it converted to an Australian public unlisted company limited by shares. Iris Energy Limited is incorporated and domiciled in Australia. Its registered office and principal place of business are:

Registered office	Principal place of business

c/o Pitcher Partners Level 13, 664 Collins Street Docklands VIC 3008 Australia	Level 12, 44 Market Street Sydney NSW 2000 Australia

The Group completed an initial public offering (IPO) on 17 November 2021. The IPO was led by lead book-runners J.P. Morgan, Canaccord Genuity and Citigroup and raised total gross proceeds of $231,538,468. Following this issuance, the Company's shares trade on the NASDAQ under the ticker symbol "IREN".

The Group is an owner and operator of institutional-grade, highly efficient proprietary Bitcoin mining data centers powered by renewable energy.

The consolidated financial statements were authorized and approved for issue, in accordance with a resolution of Directors, on 13 September 2023. The Directors have the power to amend and reissue the consolidated financial statements.

Reverse share split
On 4 November 2021, the Company effected a 1-for-5 reverse share split of its ordinary shares. Unless otherwise indicated, the per ordinary share information has been retroactively adjusted to reflect the 1-for-5 reverse share split.

Note 2. Significant accounting policies

The principal accounting policies adopted in the preparation of the consolidated financial statements are set out below.

Going concern
The Group has determined there is material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern but has concluded it is appropriate to prepare the consolidated financial statements on a going concern basis which contemplates continuity of normal business activities, the realization of assets and settlement of liabilities in the ordinary course of business. The operating cash flows generated by the Group are inherently linked to several key uncertainties and risks including, but not limited to, volatility associated with the economics of Bitcoin mining and the ability of the Group to execute its business plan.

For the year ended 30 June 2023, the Group incurred a loss after tax of $171,871,000 (2022: $419,770,000) and net operating cash inflows of $6,045,000 (2022: $21,557,000). As at 30 June 2023, the Group had net current assets of
$65,229,000 (2022: net current assets of $75,148,000) and net assets of $305,361,000 (2022: net assets of $437,362,000).

As further background, the Group's miners are designed specifically to mine Bitcoin and its future success will depend in a large part upon the value of Bitcoin, and any sustained decline in its value could adversely affect the business and results of operations. Specifically, the revenues from Bitcoin mining operations are predominantly based upon two factors: (i) the number of Bitcoin rewards that are successfully mined and (ii) the value of Bitcoin. A decline in the market price of Bitcoin, increases in the difficulty of Bitcoin mining, changes in the regulatory environment, the halving event expected in Q4 FY2024 and/or adverse changes in other inherent risks would significantly negatively impact the Group’s operations. Due to the volatility of the Bitcoin price and the effects of the other aforementioned factors, there can be no guarantee that future mining operations will be profitable.

The strategy to mitigate these risks and uncertainties is to try execute a business plan aimed at operational efficiency, revenue growth, improving overall mining profit, managing operating expenses and working capital requirements, maintaining potential capital expenditure optionality, and securing additional financing, as needed, through one or more debt and/or equity capital raisings.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 2. Significant accounting policies (continued)

The continuing viability of the Group and its ability to continue as a going concern and meet its debts and commitments as they fall due are therefore significantly dependent upon several factors. These factors have been considered in preparing a cash flow forecast over the next 12 months to consider the going concern of the Group. The key assumptions include:

•	A base case scenario assuming recent Bitcoin prices and global hashrate, with a reduction in global hashrate following the halving event expected in Q4 FY2024;

•	Four operational sites with installed nameplate capacity of 180MW; 30MW Canal Flats (BC, Canada), 80MW Mackenzie (BC, Canada), 50MW Prince George (BC, Canada), and 20MW Childress (Texas, USA); and

•	Continued development and expansion of the 600MW site at Childress, Texas.

The key assumptions have been stress tested using a range of Bitcoin price and global hashrate scenarios including with respect to the halving event expected in Q4 FY2024. The Group aims to maintain a degree of flexibility in both operating and capital expenditure cash flow management where it practicably makes sense, including ongoing internal cash flow monitoring and projection analysis performed to identify potential liquidity risks arising and to try to respond accordingly.

As a result, the Group has concluded there is material uncertainty related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. However, the Group considers that it will be successful in the above matters and will have adequate cash reserves to enable it to meet its obligations for at least one year from the date of approval of the consolidated financial statements, and, accordingly, has prepared the consolidated financial statements on a going concern basis.

Basis of preparation
These consolidated financial statements have been prepared in accordance with the Australian Accounting Standards (AASBs) as issued by the Australian Accounting Standards Board (AASB).

Historical cost basis
The consolidated financial statements have been prepared on a historical cost basis, except for financial assets and liabilities at fair value through profit or loss.

Critical accounting estimates
The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 3.

Parent entity information
In accordance with the Corporations Act 2001, these financial statements present the results of the consolidated entity only. Supplementary information about the parent entity is disclosed in Note 35. Parent entity disclosures.

Rounding off
The Company is of a kind referred to in ASIC Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191, and in accordance with that Instrument all financial information presented in Australian dollars has been rounded to the nearest thousand unless otherwise stated.

Principles of consolidation
The principles outlined below are guided by IFRS 10 'Consolidated Financial Statements' and pertain to the preparation of consolidated financial statements for Iris Energy Limited and its subsidiaries.

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Iris Energy Limited as at 30 June 2023 and 30 June 2022 and the results of all subsidiaries for the years ended 30 June 2023 and 30 June 2022.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 2. Significant accounting policies (continued)

Subsidiaries are all those entities over which the Group has control (as listed in note 27). The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Where the Group loses control over a subsidiary, it derecognizes the assets including goodwill and liabilities in the subsidiary together with any cumulative translation differences recognized in equity. The Group recognizes the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

Intercompany transactions, balances and unrealized gains on transactions between entities in the Group are eliminated upon consolidation. Accounting policies of subsidiaries align to the policies adopted by the Group.

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognized directly in equity attributable to the parent.

Operating segments
Operating segments are presented using the 'management approach', where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (CODM). The CODM is responsible for the allocation of resources to operating segments and assessing their performance.

Functional and presentation currency
During the year ended 30 June 2022, the Directors elected to change the Group’s presentation currency from Australian dollars (A$) to United States dollars ($, US$ or US dollars) effective from 1 July 2021. The change in presentation currency was a voluntary change which has been accounted for retrospectively. The consolidated financial statements for 30 June 2022 have been restated to US dollars using the procedures outlined below:

•
Statement of profit or loss and other comprehensive income and statement of cash flows for each group entity were consolidated into US dollars using average foreign currency rates prevailing for the relevant period.

•	Assets and liabilities in the consolidated statement of financial position were translated into US dollars at the closing foreign currency rates on the relevant balance sheet dates.

•
The equity section of the consolidated statement of financial position, including foreign currency translation reserve, accumulated losses, share capital and the other reserves, were translated into US dollars using the historical rates, being the rate on the date of the transaction.

•	Earnings per share and dividend disclosure were also restated to US dollars to reflect the change in presentation currency.

The functional currency of the Parent is Australian dollars, whilst the presentation currency of the Group is in US dollars. Some subsidiaries have a functional currency other than Australian dollars which is translated to the presentation currency. The presentation currency of US dollars has been adopted to suit the needs of the primary users of the financial statements.

Transactions in currencies other than an entity’s functional currency are initially recorded in the functional currency by applying the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in currencies other than an entity’s functional currency are retranslated at the foreign exchange rate ruling at the reporting date. Foreign exchange differences arising on translation are recognized in the consolidated statements of profit or loss.

Foreign exchange differences that arise on the translation of monetary items that form part of the net investment in a foreign operation are recognized in the foreign currency translation reserve in the consolidated statements of financial position. Non- monetary assets and liabilities that are measured in terms of historical cost in currencies other than an entity’s functional currency are translated using the exchange rate at the date of the initial transaction.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 2. Significant accounting policies (continued)

Foreign operations
The assets and liabilities of foreign operations are translated into US dollars using the relevant exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into US dollars using the average exchange rates, which approximate the rates at the dates of the transactions, for the period. All resulting foreign exchange differences are recognized in other comprehensive income through the foreign currency translation reserve in equity.

The foreign currency reserve, reflecting the cumulative translation differences, is recognized in the consolidated statements of profit or loss when the foreign operation or net investment is disposed of.

Revenue and other income recognition
The Group recognizes revenue and other income as follows:

Revenue from contracts with customers
Revenue is recognized at an amount that reflects the consideration to which the Group is expected to be entitled in exchange for transferring goods or services to a customer. For each contract with a customer, the Group: identifies the contract with a customer; identifies the performance obligations in the contract; determines the transaction price which takes into account estimates of variable consideration and the time value of money; allocates the transaction price to the separate performance obligations on the basis of the relative stand-alone selling price of each distinct good or service to be delivered; and recognizes revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods or services promised.

Bitcoin mining revenue
The Group operates data center infrastructure supporting the verification and validation of Bitcoin blockchain transactions in exchange for Bitcoin, referred to as “Bitcoin mining”. The Group has entered into arrangements with mining pools, whereby computing power is directed to the mining pools in exchange for non-cash consideration in the form of Bitcoin. The provision of computing power is the only performance obligation in the contract with the mining pool operators.

In the mining pools which the Group participated in during the years ended 30 June 2023, 30 June 2022 and 30 June 2021, the Group is not directly exposed to the pool's success in mining blocks. The Group is rewarded in Bitcoin for the hashrate it contributes to these mining pools. The reward for the hashrate contributed by the Group is based on the current network difficulty and global daily revenues from transaction fees, less mining pool fees.

Bitcoin mining revenue comprises of the block reward and transaction fees bundled together in a gross daily deposit of Bitcoin into the Group’s exchange wallet. Bitcoin received from the mining pool operator are remitted to the pool participants’ wallets net of the fees of the mining pool operator. The mining pool operator fees is reflected in the quantity of Bitcoin received by the Group and recorded as a reduction in Bitcoin mining revenue.

The Group measures the non-cash consideration received at the fair market value of the Bitcoin received. Management estimates fair value on a daily basis, as the quantity of Bitcoin received multiplied by the price quoted on www.kraken.com (‘Kraken’) on the day it was received. Management considers the prices quoted on Kraken to be a level 1 input under IFRS 13 Fair Value Measurement. The Group did not hold any Bitcoin on hand as at 30 June 2023 (30 June 2022: Nil).

Other income
Other income is recognized when it is probable that the economic benefits will flow to the Group, and the amount of income can be reliably measured. Other income is measured at the fair value of the consideration received or receivable. Gains from the sale of other assets are recognized when the control of the asset has been transferred, and it is probable that the entity will receive the economic benefits associated with the transaction.

Income tax
The income tax expense for the period is the tax payable on that period's taxable income based on the applicable income tax rate for each jurisdiction, adjusted by the changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognized for prior periods, where applicable.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 2. Significant accounting policies (continued)

Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:

•
when the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or

•
when the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for deductible temporary difference only if the Group considers it probable that future taxable amounts will be available to utilize those temporary differences and losses.

The carrying amount of recognized and unrecognized deferred tax assets are reviewed at each reporting date. Deferred tax assets recognized are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognized deferred tax assets are recognized to the extent that it is probable that there are future taxable profits available to recover the asset.

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. These uncertainties may require management to adjust expectations based on changes in circumstances, which may impact the amount of deferred tax assets and deferred tax liabilities recognized in the statement of financial position and the amount of other tax losses and temporary differences not recognized. In such circumstances, some or all of the carrying amounts of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the consolidated statement of profit or loss and other comprehensive income.

Current and non-current classification
Assets and liabilities are presented in the consolidated statement of financial position based on current and non-current classification.

An asset is classified as current when it is either expected to be realized or intended to be sold or consumed in the Group's normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realized within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is classified as current when it is either expected to be settled in the Group's normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current. Deferred tax assets and liabilities are always classified as non-current.

Cash and cash equivalents
Cash and cash equivalents includes cash at bank, deposits that can be withdrawn without notice held with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Financial assets
Financial assets are initially measured at fair value. Transaction costs are included as part of the initial measurement, except for financial assets at fair value through profit or loss. Such assets are subsequently measured at either amortized cost, fair value through profit or loss, or fair value through other comprehensive income depending on their classification. Classification is determined based on both the business model within which such assets are held and the contractual cash flow characteristics of the financial asset unless an accounting mismatch is being avoided.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 2. Significant accounting policies (continued)

Financial assets are derecognised when the rights to receive cash flows have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership. When there is no reasonable expectation of recovering part or all of a financial asset, its carrying value is written off.

Financial assets at amortized cost
A financial asset is measured at amortized cost only if both of the following conditions are met: (i) it is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset represent contractual cash flows that are solely payments of principal and interest. The financial assets at amortized cost include cash and cash equivalents and other receivables (except sales tax receivables).

Impairment of financial assets
The Group recognises a loss allowance for expected credit losses on financial assets which are either measured at amortized cost or fair value through other comprehensive income. The measurement of the loss allowance depends upon the Group's assessment at the end of each reporting period as to whether the financial instrument's credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain.

Where there has not been a significant increase in exposure to credit risk since initial recognition, a 12-month expected credit loss allowance is estimated. This represents a portion of the asset's lifetime expected credit losses that is attributable to a default event that is possible within the next 12 months. Where a financial asset has become credit impaired or where it is determined that credit risk has increased significantly, the loss allowance is based on the asset's lifetime expected credit losses. The amount of expected credit loss recognised is measured on the basis of the probability weighted present value of anticipated cash shortfalls over the life of the instrument discounted at the original effective interest rate.

Property, plant and equipment
Property, plant and equipment is measured at historical cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment (excluding land) over their expected useful lives as follows:

Buildings	20 years
Plant and equipment	3-10 years
Mining hardware	4 years

The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

An item of property, plant and equipment is derecognized upon disposal or when there is no future economic benefit to the Group. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.

Development assets consist of data center sites under development. Development assets are not depreciated until they are available for use. Once an asset becomes available for use, it is transferred to another category within property, plant and equipment and depreciated over its useful economic life.

Mining hardware includes both installed hardware units and units that have been delivered but are in storage, yet to be installed. Depreciation of mining hardware commences once units are onsite and available for use.

Repair and maintenance costs incurred are expensed to 'other operating expenses' in the consolidated statements of profit or loss.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 2. Significant accounting policies (continued)

Leases
The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets.

The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less, and leases of low value assets. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

A right-of-use asset is recognized at the commencement date of a lease. The right-of-use asset is measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of the right-of-use assets includes the amount of the lease liability recognized, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received, any initial direct costs incurred, and, except where included in the cost of inventories, an estimate of costs expected to be incurred for dismantling and removing the underlying asset, and restoring the site or asset. Right-of-use assets are depreciated from the commencement of the lease on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of the lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amount expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.

In calculating the present value of the lease payments, the Group uses the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g. changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset. The Group has applied judgement to determine the lease term for contracts which include renewal and termination options.

Goodwill
Goodwill arises on the acquisition of a business. Goodwill is not amortized. Instead, the cash-generating unit (CGU) to which goodwill has been allocated is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Impairment losses on goodwill are taken to profit or loss and are not subsequently reversed.

Impairment of other non-financial assets
At the end of reporting period, property, plant and equipment and right-of-use assets are reviewed to determine whether there is any indication that those assets have suffered an impairment loss. If there is an indication of possible impairment, the recoverable amount of any affected asset (or group of related assets) is estimated and compared with its carrying amount. An impairment loss is recognized in the profit or loss for the amount by which the asset's carrying amount exceeds its recoverable amount, where the recoverable amount is the higher of an asset's fair value less costs of disposal (FVLCOD) or the value in use (VIU). In assessing VIU, the estimated future cash flows of the asset are discounted to their present value using a discount rate that reflects the risks specific to the asset or the CGU to which the asset belongs and relevant market assessments. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating unit (CGU)).

A recognized impairment loss on an asset is subject to reversal if there is a subsequent change in the variables and assumptions that were used to calculate the asset's recoverable amount. Such a reversal is executed only when the asset's estimated recoverable amount exceeds its current carrying amount. However, the adjusted carrying amount after reversal must not exceed the asset's carrying amount that would have been determined (net of depreciation and amortization) had no impairment loss been recognized for the asset in prior years.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 2. Significant accounting policies (continued)

Trade and other payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. However, due to their short-term nature, they are not discounted.

Hybrid financial instruments (SAFE and convertible notes)
Hybrid financial instruments are separated into the host liability and embedded derivative components based on the terms of the agreement. On issuance, the liability component of the hybrid financial instrument is initially recognized at the fair value of a similar liability that does not have an equity conversion option. The embedded derivative component is initially recognized at fair value and changes in the fair value are recorded in profit or loss. The host debt is carried at amortized cost using the effective interest method until it is extinguished on conversion or redemption. Any directly attributable transaction costs are allocated to the liability and embedded derivative components in proportion to their initial carrying amount.

Financial liabilities
Trade and other payables and borrowings are initially recognized at the fair value of the consideration received, net of transaction costs. They are subsequently measured at amortized cost using the effective interest method.

The Group de-recognizes financial liabilities when, and only when, the Group's obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Finance costs
Finance costs attributable to qualifying assets are capitalized as part of the asset. All other finance costs are expensed using the effective interest rate method.

Provisions
Provisions are recognised when the Group has a present (legal or constructive) obligation as a result of a past event, it is probable the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. If the time value of money is material, provisions are discounted using a current pre-tax rate specific to the liability. The increase in the provision resulting from the passage of time is recognised as a finance expense.

Employee benefits

Short-term employee benefits
Liabilities for wages and salaries, including non-monetary benefits, annual leave and long service leave expected to be settled wholly within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.

Other long-term employee benefits
The liability for annual leave and long service leave not expected to be settled within 12 months of the reporting date are measured at the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Share-based payments
Equity-settled share-based compensation benefits are provided to employees. Equity-settled transactions are awards of shares, or options over shares and restricted stock units ('RSUs'), that are provided to employees in exchange for the rendering of services.

The cost of equity-settled transactions is measured at fair value on grant date. Fair value is independently determined using the Black-Scholes-Merton option pricing model and Monte-Carlo simulations which take into account the exercise price, the term of the option or the RSU, the impact of dilution, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the Group receives the services that entitle the employees to receive payment.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 2. Significant accounting policies (continued)

The cost of equity-settled transactions are recognized as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognized in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognized in previous periods.

Market conditions are taken into consideration in determining fair value. Therefore, any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.

If equity-settled awards are modified, as a minimum, an expense is recognized as if the modification has not been made. An additional expense is recognized, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.

If equity-settled awards are cancelled or settled during the vesting period (other than a grant cancelled by forfeiture when the vesting conditions are not satisfied), this is treated as an acceleration of vesting and the amount that otherwise would have been recognised for services received over the remainder of the vesting period will be recognized immediately through share-based payments expense in the profit or loss.

Fair value measurement
When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use, determined by maximization of value by way of continuing use or sale to third party. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Assets and liabilities measured at fair value are classified into three levels, using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Classifications are reviewed at each reporting date and transfers between levels are determined based on a reassessment of the lowest level of input that is significant to the fair value measurement. Transfers between levels of the fair value hierarchy are recognized at the end of the reporting period in which they occur.

For recurring and non-recurring fair value measurements, external valuers may be used when internal expertise is either not available or when the valuation is deemed to be significant. External valuers are selected based on market knowledge and reputation. Where there is a significant change in fair value of an asset or liability from one period to another, an analysis is undertaken, which includes a verification of the major inputs applied in the latest valuation and a comparison, where applicable, with external sources of data.

Issued capital
Ordinary shares are classified as equity because they represent ownership in the company and do not have an obligation to be repurchased or settled in cash or other financial assets. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Earnings per share

Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to the owners of Iris Energy Limited, by the weighted average number of ordinary shares outstanding during the financial year. The weighted average number of shares is also adjusted for any ordinary shares to be issued under mandatorily convertible instruments issued by the Group.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 2. Significant accounting policies (continued)

Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Goods and Services Tax (GST) and other similar taxes
Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognized as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the consolidated statements of financial position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

Mining hardware prepayments
Mining hardware prepayments represent payments made by the Group for the purchase of mining hardware that were yet to be delivered as of the end of the financial year. These prepayments are in accordance with payment schedules set out in relevant purchase agreements with hardware manufacturers.

Rounding of amounts
Amounts in this report have been rounded off to the nearest thousand dollars, or in certain cases, the nearest dollar.

New or amended Accounting Standards and Interpretations adopted
The Group has adopted all of the new or amended AASBs and Interpretations as issued by the AASB that are mandatory for the current reporting period.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted. The Group believes that the impact of recently issued standards or amendments to existing standards that are not yet effective will not have a material impact on the Group's consolidated financial statements.

Note 3. Critical accounting judgements, estimates and assumptions

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the consolidated financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.

Share-based payment transactions
The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes-Merton option- pricing model and Monte-Carlo simulations which take into account the terms and conditions upon which the instruments were granted. Management has exercised its best judgements in determining the key inputs for the valuation models used which includes volatility, grant-date share price, expected term and the risk-free rate. Refer note 31 for further information and key assumptions.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 3. Critical accounting judgements, estimates and assumptions (continued)

Estimation of useful lives of assets
The Group determines the estimated useful lives and related depreciation charges for its property, plant and equipment. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.

Impairment of non-financial assets
The Group assesses impairment of non-financial assets other than goodwill at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves assessing the value of the asset at FVLCOD or using VIU models which incorporate a number of key estimates and assumptions. No triggers existed at the reporting date which suggested any additional impairment of assets was necessary.

Deferred tax
Deferred tax assets relating to temporary differences and unused tax losses are recognized only to the extent that it is probable that the future taxable profit will be available against which the benefits of the deferred tax can be utilized. At the reporting date, deferred tax assets have only been recognized to the extent of deferred tax liabilities if they are related to the same tax jurisdiction. Deferred tax assets in relation to losses have not been recognized in the consolidated statement of financial position and will not be recognized until such time when there is more certainty in relation to the availability of future taxable profits.

Income tax
Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. These uncertainties may require management to adjust expectations based on changes in circumstances, which may impact the amount of deferred tax assets and deferred tax liabilities recognized in the consolidated statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or all of the carrying amounts of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss or other comprehensive income/(loss).

Going concern
The assessment of going concern requires management to make judgements based on projections of the operating cash flows generated by the Group, which is subject to a number of key assumptions. The Group has determined there is material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern but has concluded it is appropriate to prepare the consolidated financial statements on a going concern basis. Refer to Note 2 for further information.

Provisions
Provisions are recorded for present obligations arising from past events where settlement is expected to result in an outflow of resources. The Group has recorded provisions for sales tax at the best estimate of expenditure required to settle the obligation. Management makes assessments of provisions based on the expectations of probability of outcome and expectations of settlement which is inherently subject to uncertainty. Refer to Note 18 for further information.

Functional currency determination
The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency is conducted through an analysis of the consideration factors identified in AASB 121 “The Effects of Changes in Foreign Exchange Rates” and may involve certain judgements to determine the primary economic environment. The Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment. Significant changes to those underlying factors could cause a change to the functional currency.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 4. Operating segments

Identification of reportable operating segments
The Group operates within one operating segment, being the operation of building and operating data center sites for the purpose of Bitcoin mining and reports to the Chief Operating Decision Maker on the performance of the Group as a whole.

Major customers
The Group generated 100% (2022: 100%) of Bitcoin mining revenues through the provision of computing power to two (2022: two) Bitcoin mining pools for the year ended 30 June 2023.

Geographical information
Non-current assets, excluding deferred tax assets, are located in the following geographical locations:

	Consolidated
	US$'000	US$'000
	Year ended 30 June 2023	Year ended 30 June 2022
Australia	867	810
North America	241,969	406,820

Note 5. Other income

	Consolidated
	Year ended 30 June 2023	Year ended 30 June 2022
	US$'000	US$'000

Net gain on disposal of other assets	3,117	-
Other	20	12

Other income	3,137	12

Note 6. Depreciation

	Consolidated
	Year ended 30 June2023	Year ended 30 June 2022
	US$'000	US$'000

Depreciation of property, plant and equipment	30,636	7,682
Depreciation of right-of-use assets	220	59

	30,856	7,741

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 7. Other operating expenses

	Consolidated
	Year ended 30 June 2023	Year ended 30 June 2022
	US$'000	US$'000

Insurance	5,687	5,065
Sponsorship and marketing	716	305
Short term office and equipment rental	773	177
Charitable donations	164	464
Site expenses	3,789	1,644
Filing fees	76	462
Site identification costs	15	258
Non-refundable sales tax (See Note 18 - Provisions)	4,972	2,469
Non-refundable provincial sales tax	371	-
Other expenses	2,259	861

	18,822	11,705

Note 8. Finance expense

	Consolidated
	Year ended 30 June 2023	Year ended 30 June 2022
	US$'000	US$'000

Interest expense on borrowings	15,213	5,343
Interest expense on hybrid financial instruments	-	26,748
Interest expense on lease liabilities	112	99
Amortization of capitalized borrowing costs	1,038	2,508
Loss on embedded derivatives held at fair value through profit or loss	-	390,743

	16,363	425,441

Interest expense on borrowings includes late fees and interest charged on third-party loans held by IE CA 3 Holdings Ltd and IE CA 4 Holdings Ltd. See note 17 for further information.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 9. Income tax expense

	Consolidated
	Year ended 30 June 2023	Year ended 30 June 2022
	US$'000	US$'000

Numerical reconciliation of income tax expense and tax at the statutory rate
Loss before income tax expense	(169,481)	(417,046)

Tax at the statutory tax rate of 30% (2022: 30%)	(50,844)	(125,114)

Tax effect amounts which are not deductible in calculating taxable income:
Non-deductible/non-allowable items	4,756	128,643

	(46,088)	3,529
Current year tax losses not recognized	28,349	534
Recognition of previously unrecognized tax losses	-	(1,019)
Difference in overseas tax rates	1,979	203
Prior year tax over/(under) provisions	(212)	(523)
Deconsolidation of Non-recourse SPVs	18,362	-

Income tax expense	2,390	2,724

	Consolidated
	Year ended 30 June 2022	Year ended 30 June 2021
	US$'000	US$'000

Income tax expense
Current tax expense/(benefit)	(1,013)	672
Deferred tax expense	3,403	2,052

Income tax expense	2,390	2,724

	Consolidated
	As at 30 June 2023	As at 30 June 2022
	US$'000	US$'000

Unrecognized deferred tax assets
Available tax losses	136,849	19,268

Tax effect at the applicable tax rate for each jurisdiction	39,238	5,117

Deferred tax asset on tax losses recognized to the extent of taxable temporary differences	10,761	3,854
Deferred tax asset on losses not recognized	28,477	1,263

The total available tax losses above have not been recognized in the consolidated statement of financial position. These tax losses can only be utilized against availability of future available profits. These tax losses are not expected to expire.

Recognized deferred tax assets and liabilities
The following are the deferred tax assets and liabilities recognised by the Group and movements during the years ended 30 June 2023 and 30 June 2022:

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 9. Income tax expense (continued)

	Tax losses	Employee benefits	Property, plant and equipment	Unrealized foreign exchange losses	Capital raising costs	Other deferred tax assets	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000

Deferred tax assets
Movement in balances As at 1 July 2021	798	31	-	-	82	-	911
(Charge)/credit to profit or loss	3,056	82	15	725	(260)	1,222	4,840
(Charge)/credit direct to equity	-	-	-	-	4,805	-	4,805
As at 30 June 2022	3,854	113	15	725	4,627	1,222	10,556
Offset against deferred tax liabilities							(8,321)
As at 30 June 2022							2,235

As at 1 July 2022	3,854	113	15	725	4,627	1,222	10,556
(Charge)/credit to profit or loss	6,907	(381)	(15)	(691)	(666)	1,117	6,272
As at 30 June 2023	10,761	(268)	-	34	3,961	2,339	16,827
Offset against deferred tax liabilities							(16,819)
As at 30 June 2023							8

	Property, plant and equipment	Unrealized foreign exchange gains	Other deferred tax liabilities	Total
	US$'000	US$'000	US$'000	US$'000

Deferred tax liabilities
Movement in balances
As at 1 July 2021	(798)	(820)	-	(1,618)
(Charge)/credit to profit or loss	(3,894)	(2,651)	(347)	(6,892)
Charge direct to equity	-	-	-	-
As at 30 June 2022	(4,692)	(3,471)	(347)	(8,510)
Offset against deferred tax assets				8,321
As at 30 June, 2022				(189)

As at 1 July 2022	(4,692)	(3,471)	(347)	(8,510)
(Charge)/credit to profit or loss	(7,426)	(1,540)	(708)	(9,674)
Charge direct to equity	-	-	-	-
As at 30 June 2023	(12,118)	(5,011)	(1,055)	(18,184)
Offset against deferred tax assets				16,819
As at 30 June 2023				(1,365)

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 10. Cash and cash equivalents

	Consolidated
	30 June 2023	30 June 2022
	US$'000	US$'000

Cash at bank	38,657	109,970
Cash on deposit (cash equivalents)	30,237	-

	68,894	109,970

Note 11. Other receivables

	Consolidated
	30 June 2023	30 June 2022
	US$'000	US$'000

Current assets
Share issuances proceeds	1,581	-
Advanced loan proceeds	-	2,320
Provincial sales tax receivable	122	10,023
Interest receivable	-	75
Other receivable	97	1
GST receivable	4,743	11,235

	6,543	23,654

Note 12. Mining hardware prepayments

	Consolidated
	30 June 2023	30 June 2022
	US$'000	US$'000

Non-current assets
Mining hardware prepayments	68	158,184

As a result of an agreement signed on 8 February 2023, the Group utilized all remaining prepayments under its 10 EH/s contract with Bitmain, which included a concurrent sale of 2.3 EH/s of the remaining 6.7 EH/s contracted miners to a third party, to acquire 4.4 EH/s with no additional cash outlay.

During the year ended 30 June 2023, an impairment of $12,961,000 was recorded in relation to mining hardware prepayments of which $11,301,000 related to the above utilization of all prepayments under the 10 EH/s contract with Bitmain. An impairment of $1,660,000 was recorded against mining hardware prepayments held by IE CA 3 Holdings Ltd reducing the underlying carrying amount of the mining hardware prepayments held by IE CA 3 Holdings Ltd to $2,381,000 which were derecognized by the Group on deconsolidation of the entity on 03 February 2023. See note 16.

Note 13. Prepayments and other assets

	Consolidated
	30 June 2023	30 June 2022
	US$'000	US$'000

Current assets
Security deposits	2,420	18,972
Prepayments	11,373	7,658

	13,793	26,630

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 14. Property, plant and equipment

	Consolidated
	30 June 2023	30 June 2022
	US$'000	US$'000

Land - at cost	1,803	1,836

Buildings - at cost	153,100	13,768
Less: Accumulated depreciation	(5,042)	(686)
	148,058	13,082

Plant and equipment - at cost	4,145	3,564
Less: Accumulated depreciation	(712)	(364)
	3,433	3,200

Mining hardware - at cost	115,024	171,120
Less: Accumulated depreciation	(15,709)	(7,973)
Less: Accumulated impairment	(25,934)	-
	73,381	163,147

Development assets - at cost	14,427	66,297

	241,102	247,562

Reconciliations
Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Land	Buildings	Plant and equipment	Mining hardware	Development assets	Total
Consolidated	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000

Balance at 1 July 2021	403	3,280	2,687	3,921	5,644	15,935
Additions	1,466	10,603	844	168,899	61,650	243,462
Disposals	-	-	-	(28)	-	(28)
Exchange differences	(33)	(330)	(114)	(2,651)	(997)	(4,125)
Depreciation expense (note 6)	-	(471)	(217)	(6,994)	-	(7,682)

Balance at 30 June 2022	1,836	13,082	3,200	163,147	66,297	247,562
Additions	-	22,467	673	163,663	67,866	254,669
Deconsolidation of subsidiaries				(90,054)		(90,054)
Disposals	(6)	-	-	(39,046)	-	(39,052)
Exchange differences	(27)	2,852	(93)	(7,826)	(4,685)	(9,779)
Impairment of assets	-	-	-	(90,524)	(1,084)	(91,608)
Transfers in/(out)	-	113,967	-	-	(113,967)	-
Depreciation expense (note 6)	-	(4,310)	(347)	(25,979)	-	(30,636)

Balance at 30 June 2023	1,803	148,058	3,433	73,381	14,427	241,102

Depreciation of mining hardware commences once units are installed onsite and available for use.

Development assets include costs related to the development of data center infrastructure at Childress, Texas along with other early-stage development costs.
Details of impairment expense recorded is set out in note 16.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 15. Right-of-use assets

	Consolidated
	30 June 2023	30 June 2022
	US$'000	US$'000

Non-current assets
Land and buildings - right-of-use asset	1,649	1,309
Less: Accumulated depreciation	(275)	(56)

	1,374	1,253

Reconciliations
Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Prepaid hosting fees	Land and buildings	Total
Consolidated	US$'000	US$'000	US$'000

Balance at 1 July 2021	361	1,043	1,404
Additions	-	298	298
Disposals	(185)	-	(185)
Exchange differences	-	(38)	(38)
Impairment of assets	(167)	-	(167)
Depreciation (note 6)	(9)	(50)	(59)

Balance at 30 June 2022	-	1,253	1,253
Additions	-	373	373
Exchange differences	-	(32)	(32)
Depreciation (note 6)	-	(220)	(220)

Balance at 30 June 2023	-	1,374	1,374

The land and buildings right-of-use asset represents a 30-year lease of a site in Prince George, B.C., Canada, a 3-year lease of a corporate office in Sydney, Australia and a 5-year corporate office lease in Vancouver, B.C., Canada.

Note 16. Goodwill and impairment

	Consolidated
	30 June 2023	30 June 2022
	US$'000	US$'000
Non-current assets
Goodwill - at cost	617	634
Less: Impairment	(617)	-

	-	634

Reconciliations of the goodwill balance at the beginning and end of the current and previous financial year is set out below:

Goodwill
US$'000
Balance at 1 July 2021	659
Exchange differences	(25)

Balance at 30 June 2022	634
Exchange differences	(31)
Impairment	(603)

Balance at 30 June 2023	-

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 16. Goodwill and impairment (continued)

The Group tests whether goodwill is impaired on an annual basis or when indicators of impairment exist. To determine if goodwill is impaired, the carrying value of the identified Cash Generating Unit (CGU) to which the goodwill is allocated is compared to its recoverable amount. For the years ended 30 June 2023 and 30 June 2022 the Group operated as a single CGU.

The recoverable amount of the CGU is based on ‘value in use’ (‘VIU’) calculations, determined by discounting the future cash flows to be generated from continuing the use of the CGU.

As at 31 December 2022 an impairment analysis was prepared as it was determined that impairment indicators existed for the CGU.

Cash flow projections were prepared based on management’s best estimates covering a three-year period. Cash flows beyond this three-year period were extrapolated using a growth rate of 2.5% which did not exceed the long-term average growth rate for the business. The Group applied a pre-tax discount rate of 19.5% to discount the forecast future cash flows attributable to the CGU.

In forecasting cash flows over the three-year period, management assumed a Bitcoin price and global hashrate based on historic data, completion of key construction sites within the Group, and electricity costs remain within the current regulated levels in British Columbia, Canada and at forecasted external market pricing in unregulated markets.

Based on the assessment performed, management determined that the Group’s carrying value was not supported by its recoverable amount. Based on the associated VIU projections, the Group impaired its goodwill of $617,000 to $nil. The impairment expense described above had been recognized in the consolidated statements of profit or loss as impairment of assets.

Given the VIU did not support the carrying amount of the CGU, management also estimated the fair value less cost of disposal ('FVLCOD') of the assets in the CGU. This was performed using the market approach, based on observable market prices for similar assets. As a result, an impairment of $25,700,000 was recognized on the Group’s mining hardware. The analysis supported the carrying value of the Group’s infrastructure assets (Land, Buildings, Plant and equipment). Refer note 14.

The Group separately assessed the assets held by IE CA 3 Holdings Ltd. and IE CA 4 Holdings Ltd. (‘Non-Recourse SPVs’) for impairment. In performing this assessment, the Group determined that the Non-Recourse SPVs were unlikely to generate future cash flows for the Group and therefore assessed the Non-Recourse SPVs as a separate CGU for impairment testing. This separate impairment assessment resulted in impairment of $66,484,000 recorded in relation to the Non-Recourse SPVs.

Reconciliation
Impairment recorded during the year ended 30 June 2023 comprised of the following:

Year ended 30 June 2023
US$'000

Goodwill	603
Mining hardware	25,700
Mining hardware – Non-Recourse SPVs	64,824
Mining hardware prepayments	11,301
Mining hardware prepayments – Non-Recourse SPVs	1,660
Development assets	1,084

Impairment of assets	105,172

The impairment expense described above has been recognized in the consolidated statements of profit or loss as impairment of assets. For the year ended 30 June 2022, the Group recorded $167,000 of impairment in relation to right of use assets.

As at June 30, 2023, the Company has not observed any new factors that would require a new impairment test for the property, plant and equipment.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 17. Borrowings and lease liabilities

	Consolidated
	30 June 2023	30 June 2022
	US$'000	US$'000
Current liabilities
Mining hardware finance	-	61,988
Capitalized borrowing costs - mining hardware finance	-	(1,774)
Mining hardware finance accrued interest	-	189
Lease liability	192	81

	192	60,484

Non-current liabilities
Mining hardware finance	-	47,421
Capitalized borrowing costs - mining hardware finance	-	(803)
Lease liability	1,256	1,185

	1,256	47,803

	1,448	108,287
Mining hardware finance
Prior to 30 June 2022, three of the Group’s subsidiaries (namely, IE CA 2 Holdings Ltd., IE CA 3 Holdings Ltd. and IE CA 4 Holdings Ltd) entered into separate limited recourse equipment finance and security agreements with third-party financiers. During the year ended 30 June 2023, IE CA 2 Holdings Ltd. repaid the outstanding amounts under its respective facilities with the third-party lender.

On 4 November 2022, IE CA 3 Holdings Ltd. and IE CA 4 Holdings Ltd received notices of defaults from the lender under their respective limited recourse facilities alleging the occurrence of certain defaults and potential events of default and purporting to declare the loans under each of the Non-Recourse SPV facilities immediately due and payable. The Group subsequently lost control of IE CA 3 Holdings Ltd. and IE CA 4 Holdings Ltd. on appointment of a receiver to these entities (refer to note 27 for further details).

Lease liabilities
The Group's lease liabilities include a 30-year lease of a site in Prince George, B.C., Canada, a 3-year lease of a corporate office in Sydney, Australia and a 5-year corporate office lease in Vancouver, B.C., Canada. A reconciliation of lease liabilities is set out below, an undiscounted contractional maturity analysis of lease liabilities is included in Note 24.

Reconciliation	US$'000
Balance as at 1 July 2021	1,010
Additions	297
Lease charges	(106)
Finance charges	101
Exchange differences	(36)
Balance as at 30 June 2022	1,267
Additions	390
Lease charges	(332)
Finance charges	166
Exchange differences	(42)
Balance as at 30 June 2023	1,448
Current portion	192
Non-current portion	1,256

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 18. Provisions

	Consolidated
	30 June 2023	30 June 2022
	US$'000	US$'000

Current liabilities
Non-refundable sales tax	6,172	2,469

Non-Refundable Sales Tax
The Canada Revenue Agency (‘CRA’) is currently conducting an audit of input tax credits (‘ITCs’) claimed by several of the Group’s Canadian subsidiaries. The CRA has issued an assessment in relation to one of the subsidiaries which the Directors believe may be applied across the Group’s Canadian subsidiaries. Under the proposed decision, the CRA has noted that ITCs claimed by the Group would be allowed. However, the Canadian subsidiaries would also be required to remit an amount of 5% on services exported to the Australian parent under an intercompany service agreement. The export of services typically attract a 0% rate of GST in Canada. If GST were to apply to these services at a rate of 5%, the Australian parent may not be permitted to recover this tax.

The Group has submitted additional information to the CRA to further support the ITCs claimed and the 0% rate applied to the exported services and submitted a formal notice of objection to the CRA in November 2022. The CRA has acknowledged receipt of the appeal application however has not yet provided any further correspondence to the Group.

Recent amendments made to Canadian Tax legislation in June 2023 are being considered by the relevant subsidiaries and the CRA. To date, the CRA has not issued any interpretation guidance on the new legislation or proposed any potential changes to previous conclusions communicated to subsidiaries of the Group. Consequently, the affected subsidiaries continue to accrue a provision in line with the aforementioned methodology.

Note 19. Trade and other payables

	Consolidated
	30 June 2023	30 June 2022
	US$'000	US$'000

Current liabilities
Trade payables	11,544	13,230
Other payables	-	197
Employment tax payables	2,207	-
Accrued expenses	2,893	5,386

	16,644	18,813

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 20. Issued capital

	Consolidated
	30 June 2023	30 June 2022	30 June 2023	30 June 2022
	Shares	Shares	US$'000	US$'000

Ordinary shares - fully paid and unrestricted	64,747,477	53,028,867	965,857	926,581

Movements in ordinary share capital

Details	Date	Shares	US$'000

Balance	1 July 2021	19,828,593	10,338
Conversion of hybrid financial instruments		24,835,118	695,383
Ordinary shares issued (IPO)		8,269,231	231,539
Share-based payments, prepaid in advance		95,925	177
IPO capital raise costs, net of tax		-	(10,856)

Balance	1 July 2022	53,028,867	926,581
Shares issued under Committed Equity Facility		11,089,357	39,939
Unpaid shares issued under Committed Equity Facility		364,967	1,642
Shares issued for services		260,286	500
Equity settled share-based payments		4,000	15
Capital raise costs		-	(2,820)

Balance	30 June 2023	64,747,477	965,857

Refer note 33 for further information on B Class restricted shares issued.

Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorized capital.

Committed Equity Facility
On 23 September 2022 Iris Energy entered into a share purchase agreement with B. Riley Principal Capital II, LLC (“B. Riley”) to establish a committed equity facility (“ELOC”), pursuant to which Iris Energy may, at its option, sell up to US$100 million of ordinary shares to B. Riley over a two-year period. A resale registration statement relating to shares sold to B. Riley under the ELOC was declared effective by the SEC on 26 January 2023. During the year 11,454,324 shares were issued under the facility raising gross proceeds of $41,581,000. An additional $1,802,000 was raised through the sale of 388,845 shares from trades which were executed in June 2023 and subsequently issued and settled in July 2023.

Initial Public offering
The Company listed 55,036,108 ordinary shares on Nasdaq as part of an IPO on 17 November 2021. 8,269,231 ordinary shares were issued as part of this offering at a price of $28.00. Total proceeds (net of underwriting fees) of $215,331,000 were raised by the Group as part of this offering.

Conversion of hybrid financial instruments
On 16 November 2021, immediately prior to the IPO on Nasdaq, all hybrid financial instruments (convertible notes and simple agreement for future equity 'SAFE') converted to equity in accordance with the underlying deeds. 24,835,118 ordinary shares were issued to noteholders on conversion of these instruments resulting in a corresponding increase in issued capital of
$695,383,000 (based on a conversion share price fair value of $28.00 on 16 November 2021). There are no outstanding convertible instruments as at 30 June 2023 (30 June 2022: none).

Loan-funded shares
As at 30 June 2023, there are 1,954,049 (30 June 2022: 1,954,049) restricted ordinary shares issued to management under the Employee Share Plan as well as certain non-employee founders of Podtech Innovation Inc. The total number of ordinary shares outstanding (including the loan funded shares) is 66,701,526 as at 30 June 2023 (30 June 2022: 54,982,916).

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 20. Issued capital (continued)

Capital risk management
The Group's objectives when managing capital is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.
Capital is regarded as total equity, as recognized in the consolidated statement of financial position, plus net debt. Net debt is calculated as total borrowings less cash and cash equivalents.
In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, issue new debt or sell assets to reduce debt.

Note 21. Reserves

	Consolidated
	30 June 2023	30 June 2022
	US$'000	US$'000

Foreign currency translation reserve	(34,655)	(21,014)
Share-based payments reserve (note 31)	28,435	14,200

	(6,220)	(6,814)

Foreign currency translation reserve
The reserve is used to recognize exchange differences arising from the translation of the financial statements of foreign operations to United States dollar.

Share-based payments reserve
The reserve is used to recognize the value of equity benefits provided to employees and Directors as part of their remuneration, and other parties as part of their compensation for services.

Note 22. Dividends

There were no dividends paid, recommended or declared during the current or previous financial year.

Note 23. Earnings per share

	Year ended 30 June 2023	Year ended 30 June 2022	Year ended 30 June 2021
	US$'000	US$'000	US$'000

Loss after income tax	(171,871)	(419,770)	(60,390)

	Number	Number	Number

Weighted average number of shares used in calculating basic earnings per share	54,775, 571	40,941,074	20,629,327

Weighted average number of shares used in calculating diluted earnings per share	54,775,571	40,941,074	20,629,327

	Cents	Cents	Cents

Basic earnings per share	(313.77)	(1,025.30)	(292.74)
Diluted earnings per share	(313.77)	(1,025.30)	(292.74)

As the Group has recorded a loss after tax for all years presented, any potential ordinary shares are antidilutive.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 24. Financial instruments

Financial risk management objectives
The Group has a simple capital structure and its principal financial assets are cash and cash equivalents and other receivables (except for sales tax receivables). The Group is subject to market risk by way of being exposed to daily volatility in the Bitcoin price and variations in foreign exchange rates. The Group has limited exposure to credit risk. The Group primarily holds cash and cash equivalents with regulated authorized deposit taking institutions which have strong credit ratings. The Group may also be exposed to liquidity and capital risk, due to the nature of operations and the requirements to incur capital expenditure.

Risk management is carried out by senior executives who identify, evaluate and hedge financial risks.

Market risk

Foreign currency risk
The Group undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.
Foreign exchange risk arises from future commercial transactions and recognized financial assets and financial liabilities denominated in a currency that is not the entity's functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

The Group's exposure to foreign currency risk arises when a Group entity holds a financial asset or liability in a currency other than the functional currency of that entity. At the end of the reporting period, the Group's exposure to foreign currency risk was as follows (denominated in US Dollars):

	Financial assets		Financial liabilities
	30 June 2023	30 June 2022	30 June 2023	30 June 2022
	US$'000	US$'000	US$'000	US$'000

US dollars	96,888	96,648	32,619	110,265
Canadian dollars	124,549	154,328	37,390	30,135

	221,437	250,976	70,009	140,400

Sensitivity analysis
The following table illustrates sensitivities to the Group’s exposure to changes in exchange rates. The table indicates the impact on how profit and equity values reported at the end of the reporting period would have been affected by changes in the relevant risk variables that management considers to be reasonably possible. These sensitivities assume that the movement in a particular variable is independent of other variables, each scenario assumes no change to other variables.

	Change	Strengthened Effect on profit before tax	Effect on equity	Change	Weakened Effect on profit before tax	Effect on equity
30 June 2023%		US$'000	US$'000%		US$'000	US$'000

US dollar	10%	5,843	5,843	10%	(7,141)	(7,141)
Canadian dollar	10%	4,267	4,267	10%	(4,267)	(4,267)
Australian dollar	10%	(10,854)	(10,854)	10%	10,534	10,534

		(744)	(744)		(874)	(874)

Price risk
The Group is exposed to daily price risk on Bitcoin rewards it generates through contributing computing power to mining pools. Bitcoin rewards are typically liquidated on a daily basis and no Bitcoin is held as at the reporting period end (30 June 2022: nil).
Bitcoin currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Group is directly related to the current and future market price of digital currencies. A decline in the market prices for digital currencies could negatively impact the Group’s future operations. The Group has not hedged the conversion of any of its sales of Bitcoin.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 24. Financial instruments (continued)

Interest rate risk
The Group is has limited exposure to interest rate risk, which is the risk that a financial instrument’s value will fluctuate as a result of changes in the market interest rates on variable interest-bearing financial instruments. The Group does not, at this time, use derivatives to mitigate these exposures. The Group's cash and cash equivalents consist of balances available on demand which are held with regulated financial institutions and do not expose the Group to significant interest rate risk.

Credit risk
The Group’s exposure to credit risk is primarily related to its potential counterparty credit risk with exchanges, mining pools and regulated financial institutions. It mitigates credit risk associated with mining pools and exchanges by maintaining relationships with various alternative mining pools and transferring fiat currency to its Australian bank account on a regular basis. The Group cash and cash equivalents consists of balances held with regulated, listed financial institutions. The Group regularly monitors industry developments, actively monitors concentration risks with each financial institution and primarily holds balances on demand with A-1 rated institutions (based on Standard & Poor’s ratings).

Liquidity risk
The Group is exposed to liquidity risk and is required to maintain sufficient liquid assets (mainly cash and cash equivalents) and available borrowing facilities to be able to pay contractual obligations as and when they become due and payable. The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. The Group regularly updates cash projections for changes in business and fluctuations in the Bitcoin price. Refer to the Going Concern section within note 2 for further information in relation to how the Group intends to meet its short-term contractual obligations.

Remaining contractual maturities
The following table details the Group's remaining contractual maturity for its financial instruments and other liabilities. The table presents the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. The table includes both interest and principal cash flows disclosed as remaining contractual maturities and therefore these totals may differ from their carrying amount in the consolidated statement of financial position.

	Weighted average contractual interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
30 June 2023%		US$'000	US$'000	US$'000	US$'000	US$'000

Non-derivatives
Trade and other payables	-	13,541	-	-	-	13,541
Lease liabilities	-	335	326	446	2,270	3,377
Total non-derivatives		13,876	326	446	2,270	16,918

	Weighted average contractual interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
30 June 2022%		US$'000	US$'000	US$'000	US$'000	US$'000

Non-derivatives
Trade and other payables	-	18,813	-	-	-	18,813
Mining hardware finance	11.35%	61,988	47,421	-	-	109,409
Lease liabilities	-	207	222	443	2,435	3,307
Total non-derivatives		81,008	47,643	443	2,435	131,529

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 25. Fair value measurement

Fair value hierarchy
Assets and Liabilities that are measured in the consolidated statements of financial position at fair value are categorized into a three-level hierarchy based on the priority of the inputs to the valuation. The categorization within the hierarchy is based on the lowest level input that is significant to the fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability

There were no transfers between levels during the financial years ended 30 June 2022 and 30 June 2023. The carrying amounts of other receivables, trade and other payables and borrowings are assumed to approximate their fair values due to their short-term nature and are excluded from the hierarchy.

Note 26. Commitments

As at 30 June 2023, the Group had commitments of $7,481,000 (30 June 2022: $346,623,000) which are payable within the year ended 30 June 2024. These commitments include committed capital expenditure on infrastructure related to site development.

The committed amounts are payable as set out below:

	Consolidated
	30 June 2023	30 June 2022
	US$'000	US$'000

Amounts payable within 12 months of balance date:	7,481	322,706
Amounts payable after 12 months of balance date:	-	23,917

	7,481	346,623

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 27. Interests in subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 2:

		Beneficial Ownership interest
	Principal place of business /	30 June 2023	30 June 2022
Name	Country of incorporation	%	%

Iris Energy Custodian Pty Ltd	Australia	100%	100%
SA 1 Holdings Ltd	Australia	100%	100%
SA 2 Holdings Ltd	Australia	100%	100%
Podtech Data Centers Inc.	Canada	100%	100%
IE CA 1 Holdings Ltd	Canada	100%	100%
IE CA 2 Holdings Ltd	Canada	100%	100%
IE CA 3 Holdings Ltd*	Canada	-	100%
IE CA 4 Holdings Ltd*	Canada	-	100%
IE CA 5 Holdings Ltd	Canada	100%	100%
IE CA Development Holdings Ltd	Canada	100%	100%
IE CA Development Holdings 2 Ltd	Canada	100%	100%
IE CA Development Holdings 3 Ltd	Canada	100%	100%
IE CA Development Holdings 4 Ltd	Canada	100%	100%
IE CA Development Holdings 5 Ltd	Canada	100%	100%
IE US 1, Inc.	United States of America	100%	100%
Iris Energy Holdings Pty Ltd	Australia	100%	100%
TAS 1 Holdings Ltd	Australia	100%	100%
IE CA Development Holdings 7 Ltd	Canada	100%	100%
IE US Development Holdings 1 Inc	United States of America	100%	100%
IE US Holdings Inc	United States of America	100%	100%
IE US Development Holdings 3 Inc	United States of America	100%	100%
IE US Development Holdings 4 Inc	United States of America	100%	100%
IE US Operations Inc	United States of America	100%	100%
IE US Hardware 1 Inc	United States of America	100%	100%
IE US Hardware 2 Inc	United States of America	100%	100%
IE US Hardware 3 Inc	United States of America	100%	100%
IE US Hardware 4 Inc	United States of America	100%	100%

*On 4 November 2022, IE CA 3 Holdings Ltd. and IE CA 4 Holdings Ltd. (‘Non-Recourse SPVs’) received notices of defaults from the lenders under their respective limited recourse facilities alleging the occurrence of certain defaults and potential events of default, and purporting to declare the loans under each of the Non-Recourse SPV facilities immediately due and payable. The lender filed a petition with the British Columbia Supreme Court, primarily seeking the appointment of PwC as receiver over the assets and undertakings of the Non-Recourse SPVs, which the court accepted, subsequently appointing PwC as the receiver of the Non-Recourse SPVs on 3 February 2023. The Group ceased control of the Non-Recourse SPVs on 3 February 2023, being the date of appointment of the receiver, and as such the entities have been deconsolidated from this date recording a gain on disposal of subsidiaries of $3,258,000.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 28. Reconciliation of loss after income tax to net cash from operating activities

	Consolidated
	Year ended 30 June 2023	Year ended 30 June 2022
	US$'000	US$'000

Loss after income tax expense for the year	(171,871)	(419,770)

Adjustments for:
Depreciation	30,856	7,741
Capital raising costs	-	4,212
Impairment of assets	105,172	167
Other income	(3,137)	-
Gain on disposal of subsidiaries	(3,258)	-

Gain/(loss) on disposal of property, plant and equipment	6,628	(12)
Foreign exchange loss/(gain)	5,055	(8,889)
Loss on embedded derivatives held at fair value through profit or loss	-	390,743
Accrued interest	11,223	26,748
Amortization of capitalized borrowing costs	1,038	2,508
Share-based payment expense	14,356	13,896

Change in operating assets and liabilities:
Decrease/(increase) in other receivables	17,641	(72)
Increase in deferred tax assets	(6,271)	(9,645)
Increase/(decrease) in trade and other payables	(5,800)	6,476
Increase/(decrease) in provision for income tax	(1,172)	671
Increase in deferred tax liabilities	9,674	6,892
Increase/(decrease) in employee benefits	(1,175)	2,026
Increase in other provisions	3,703	2,469
Decrease in operating deposits	-	-
Increase for prepayments and deposits	(6,617)	(4,604)

Net cash from operating activities	21,557	1,761

Note 29. Non-cash investing and financing activities

	Consolidated
	Year ended 30 June 2023	Year ended 30 June 2022
	US$'000	US$'000

Convertible notes issued in lieu of interest/referral fees	-	-
Mining hardware finance additional fee payable in cash or equity	-	(1,424)
Mining hardware finance prepayments made directly by third party financier	(3,420)	(37,980)
Additions to right of use assets	373	298
Share issuance proceeds under Committed Equity Facility	1,642	-

	(1,405)	(39,106)

Note 30. Contingent liabilities

In addition to PwC continuing in their capacity as receiver in respect of the Non-Recourse SPVs, a hearing was held in June 2023 in The Supreme Court of British Columbia with respect to, among other things, claims brought by the lender, NYDIG ABL LLC, seeking remedies regarding the limited recourse equipment financing facilities entered into by the Non-Recourse SPVs. A judgement on these proceedings was delivered on 10 August 2023 which declared, among other things, that the transactions pursuant to hashpower services provided by the Non-Recourse SPVs to the Company to be void. On 21 August 2023, the Company filed a notice to appeal the judgement.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 31. Share-based payments

The Group has entered into a number of share-based compensation arrangements. Details of these arrangements, which are considered as options for accounting purposes, are described below:

Employee Share Plan
The Group's Employee Share Plan is a loan-funded share scheme. These loan-funded shares generally vest subject to satisfying employment service periods (and in some cases, non-market-based performance milestones). The employment service periods are generally met in three equal tranches on the third, fourth and fifth anniversary of the grant date. Under this scheme, the Company issues a limited recourse loan (that has a maximum term of up to 9 years and 11 months) to employees for the sole purpose of acquiring shares in the Company. Upon disposal of any loan-funded shares by employees, the aggregate purchase price for the shares shall be applied by the Company to pay down the outstanding loan payable.
The recourse on the loan is limited to the lower of the initial amount of the loan granted to the employee and the proceeds from the sale of the underlying shares. Employees are entitled to exercise the voting and dividend rights attached to the shares from the date of allocation. If the employee leaves the Company within the vesting period, the shares may be bought back by the Company at the original issue price and the loan is repaid. Loan-funded shares have been treated as options as required under IFRS 2 Share-based Payments. Vesting of instruments granted under the Employee Share Plan is dependent on specific service thresholds being met by the employee.

2021 Executive Director Liquidity and Price Target Options
On 20 January 2021, the Group's board approved the grant of 1,000,000 options each to entities controlled by Daniel Roberts and William Roberts (each an Executive Director) to acquire ordinary shares at an exercise price of $3.868 (A$5.005) with an expiration date of 20 December 2025. All 'Executive Director Liquidity and Price Target Options' vested on completion of the IPO on 17 November 2021.

Employee Option Plan
The Board approved an Employee Option Plan on 28 July 2021. The terms of the Employee Option Plan are substantially similar to the Employee Share Plan, with the main difference being that the incentives are issued in the form of options and loans are not provided to participants. If the employee leaves the Company within the vesting period of the options granted, the Board retains the absolute discretion to cancel any unvested options held by the employee. Vesting of options granted under the Employee Option Plan is dependent on specific service thresholds being met by the employee.

Non-Executive Director Option Plan
The Board approved a Non-Executive Director Option Plan (‘NED Option Plan’) on 28 July 2021. The terms of the NED Option Plan are substantially similar to the Employee Option Plan. Vesting of instruments granted under the NED Option Plan is dependent on specific service thresholds being met by the Non-Executive Director. Where an option holder ceases to be a Director of the Company within the vesting period, the options granted to that Director will vest on a pro-rata basis of the associated service period. The Board retains the absolute discretion to cancel any remaining unvested options held by the option holder.

$75 Exercise Price Options
On 18 August 2021, the Group's shareholders approved the grant of 2,400,000 long-term options each to entities controlled by Daniel Roberts and William Roberts to acquire ordinary shares at an exercise price of $75 per option ('$75 Exercise Price Options’). These options were granted on 14 September 2021, and have a contractual exercise period of 12 years.

The $75 Exercise Price Options will vest in four tranches following listing of the Company, if the relevant ordinary share price is equal to or exceeds the corresponding vesting threshold and the relevant executive director has not voluntarily resigned as a director of the Company. The initial vesting thresholds are detailed below:

•	If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds $370: 600,000 Long-term Target Options will vest

•	If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds $650: 600,000 Long-term Target Options will vest

•	If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds $925: 600,000 Long-term Target Options will vest

•	If the VWAP of an ordinary share over the immediately preceding 20 trading days is equal to or exceeds $1,850: 600,000 Long-term Target Options will vest

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 31. Share-based payments (continued)

The VWAP vesting thresholds may also be triggered by a sale or takeover of the Company based upon the price per ordinary share received in such transaction.

The option holder is entitled to receive in its capacity as a holder of the options, a distribution paid by the Company per ordinary share as if the vested options were exercised and ordinary shares issued to the option holder at the relevant time of such distribution.

The options are subject to customary adjustments to reflect any reorganization of the Company's capital, as well as adjustments to vesting thresholds including any future issuance of ordinary shares by the Company.

2022 Long-Term Incentive Plan Restricted Stock Units
On July 1, 2022, our Board approved a new long term incentive plan under which participating employees have been granted RSUs in two equal tranches after three and four years of continued service, including a portion the vesting of which is also subject to the achievement of specified performance goals over this time period. RSUs issued under the new long term incentive plan are subject to other terms and conditions contained in the plan.
Under the terms of the plan, the Board maintains sole discretion over the administration, eligibility and vesting criteria of instruments issued under the LTIP.
During the year ended 30 June 2023, the following grants were made under the 2022 LTIP:

•
1,594,215 RSUs (of which 229,223 were issued to each of Daniel Roberts and William Roberts) to certain employees and key management personnel (‘KMP’) of the Group were issued RSUs of which 50% of each individual's RSU grant will vest after 3.25 years and the remaining 50% will vest after 4.25 years, subject to the following criteria which is tested at the end of each respective vesting period:
- 80% vesting based on continued service with the Group over the vesting period; and
- 20% vesting based on total shareholder return ('TSR') against a peer group of Nasdaq listed entities (and continued service over the vesting period).

•
305,630 RSUs to each of Daniel Roberts and William Roberts which are subject to a sole vesting condition and will immediately vest when the daily closing share price of the of the ordinary shares of Company exceeds $28 for 10 trading days out of any 15 consecutive full trading day period following the grant date.

•	Daniel Roberts and William Roberts also received a CEO grant of 713,166 each, which have time-based vesting conditions and will vest in three equal tranches on 1 July 2024, 1 July 2025 and 1 July 2026

•
108,559 RSUs to certain Non-Executive Directors. These RSUs will vest at the earlier of within 10 days of the release of the consolidated Group financial statements for the year ended 30 June 2023 or by 31 December 2023.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 31. Share-based payments (continued)

Reconciliation of outstanding share options

Set out below are summaries of options granted under all plans:

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	30 June 2023	30 June 2023	30 June 2022	30 June 2022

Outstanding as at 1 July	9,010,547	US$41.67	4,143,415	US$3.03
Granted during the year	-	-	5,126,484	US$71.19
Forfeited during the year	(103,708)	US$20.03	(259,352)	US$8.01
Exercised during the year	-	-	-	US$0.00

Outstanding at the end of the financial year	8,906,839	US$41.93	9,010,547	US$41.67

Exercisable at the end of the financial year	3,485,302	US$2.97	3,351,327	US$3.04

As at 30 June 2023, the weighted average remaining contractual life of options outstanding is 7.57 years (30 June 2022: 8.69 years). As at 30 June 2023, the exercise prices associated with the options outstanding ranges from $1.53 to $75.00 (30 June 2022: $1.53 to $75.00)

Reconciliation of outstanding RSUs

Set out below are summaries of RSUs granted under all plans:

Number of RSUs 30 June 2023
Outstanding as at 1 July	-
Granted during the year	3,740,366
Forfeited during the year	(112,499)
Exercised during the year	(4,000)

Outstanding at the end of the financial year	3,623,867

Exercisable at the end of the financial year	-

As at 30 June 2023, the weighted average remaining contractual life of RSUs outstanding is 4.55 years. All RSUs have a nil weighted average exercise price. There were no RSUs issued or outstanding as at 30 June 2022.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 31. Share-based payments (continued)

Valuation methodology
The fair value of instruments issued under the Employee Share Plan, Employee Option Plan and NED Option Plan have been measured using a Black-Scholes-Merton valuation model. The fair value of the Executive Director Liquidity and Price Target Options, $75 Exercise Price Options, and Long-Term Incentive Plan RSUs have been measured using a Monte-Carlo simulation. Service and non-market performance conditions attached to the arrangements were not taken into account when measuring fair value.

The following table lists the inputs used in measuring the fair value of arrangements granted during the years ended 30 June 2023 and 30 June 2022:

Grant date	Dividend yield	Expected volatility	Risk-free interest rate	Expected life (weighted average)	Grant date share price	Exercise price (weighted average)	Fair value (weighted average)	Number of options/RSUs granted
	%	%	%	years	US$	US$	US$

NED Options Plan
28 July 2021	-	90%	0.15%	6.58	34.73	8.76	30.80	161,707
21 October 2021	-	90%	0.15%	7.00	34.80	36.45	26.50	14,266

Employee Option Plan
28 July 2021	-	90%	0.15%	7.00	34.73	8.76	31.05	89,541
20 October 2021	-	90%	0.15%	7.00	34.80	36.45	26.50	53,223
17 June 2022	-	122%	0.85%	7.00	3.74	36.45	2.71	7,750

$75 Exercise Price Options
14 September	-	90%	1.28%	9.00	34.17	75.00	23.87	4,800,000

Long Term Incentive Plan
1 July 2022
Service RSUs	-	-	-	3.74	3.73	-	3.73	1,109,500
TSR RSUs (3.25 years)	-	120%	3.00%	3.25	3.73	-	3.22	138,189
TSR RSUs (4.25 years)	-	120%	3.25%	4.25	3.73	-	3.38	138,189
Share Price Target RSU	-	120%	3.60%	15.00	3.73	-	1.72	611,260

22 December 2022
Service RSUs	-	-	-	1.00	1.13	-	1.13	104,559

11 January 2023
Service RSUs	-	-	-	3.75	1.53	-	1.53	169,870
TSR RSUs	-	120%	3.25%	3.75	1.53	-	1.32	42,467

19 June 2023
Service RSUs	-	-	-	2.00	3.42	-	3.42	1,426,332

The share-based payment expense for the year was $14,356,000 (2022: $13,896,000).

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 32. Related party transactions

Parent entity
Iris Energy Limited is the ultimate parent entity.

Subsidiaries
Interests in subsidiaries are set out in note 27.

Key management personnel
Disclosures relating to key management personnel are set out in note 33.

Transactions with related parties
There were no transactions with related parties during the current and previous financial year.

Receivable from and payable to related parties
There were no trade receivables from or trade payables to related parties at the current and previous reporting date.

Loans to/from related parties
There were no loans to or from related parties at the current and previous reporting date.

Note 33. Key management personnel disclosures

Details of Directors and key management personnel
The following persons were Directors of Iris Energy Limited at any time during the year, up to the date of this report:

Individual	Position	Date of Commencement	Date ceased to be KMP
Daniel Roberts	Executive Director and Co-CEO	6 November 2018	-
William Roberts	Executive Director and Co-CEO	6 November 2018	-
David Batholomew	Non-Executive Director	24 September 2021	-
Christopher Guzowski	Non-Executive Director	19 December 2019	-
Michael Alfred	Non-Executive Director	21 October 2021	-
Sunita Parasuraman	Non-Executive Director	18 July 2023	-

The following persons were considered to be KMP of Iris Energy Limited at any time during the year:

Individual	Position	Date of Commencement	Date ceased to be KMP
Lindsay Ward	President	18 October 2021	30 June 2023
David Shaw	Chief Operating Officer	22 October 2021	-
Belinda Nucifora	Chief Financial Officer	16 May 2022	-
Cesilia Kim	Chief Legal Officer	1 January 2023	-

Significant Transactions with key management personnel
On or around 18 August 2021, the shareholders of the Company approved the issue of one B Class share each (for consideration of A$1.00 per B Class share) to entities controlled by Daniel Roberts and William Roberts, respectively. The B Class shares were formally issued on 7 October 2021. Each B Class share confers on the holder fifteen votes for each ordinary share in the Company held by the holder. In addition, a B Class share confers a right for the holder to nominate a director to put forward for election to the Board. Because of the increased voting power of the B Class shares, the holders of the B Class shares collectively could continue to control a significant percentage of the combined voting power of the Company's shares and therefore be able to control all matters submitted to the Company’s shareholders for approval until the redemption of the B Class shares by the Company on the earlier of (i) when the holder ceases to be a director due to voluntary retirement; (ii) a transfer of B Class shares in breach of the Constitution; (iii) liquidation or winding up of the Company; or (iv) at any time which is 12 years after the Company’s ordinary shares are first listed on a recognized stock exchange. Aside from these governance rights, the B Class shares do not provide the holder with any economic rights (e.g. the B Class shares do not confer on its holder any right to receive dividends). The B Class shares are not transferable by the holder (except in limited circumstances to affiliates of the holder).

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 33. Key management personnel disclosures (continued)

Deed of access, insurance and indemnity
The Group has entered into deeds of access, insurance and indemnity with each of our directors and certain of our officers. These deeds provide the directors and officers with contractual rights to indemnification and expense advancement and are governed by the laws of Victoria, Australia.

Compensation
The aggregate compensation made to Directors and other members of key management personnel of the Group is set out below:

	Consolidated
	Year ended 30 June 2023	Year ended 30 June 2022
	US$	US$

Short-term employee benefits	7,967,322	1,610,088
Post-employment benefits	66,830	81,550
Share-based payments	13,905,489	13,314,679

	21,939,641	15,006,317

The following table summarizes the movement in options and RSUs outstanding issued to Directors and other members of KMP:

	Number of options/RSUs 30 June 2023	Weighted average exercise price 30 June 2023	Number of options/RSUs 30 June 2022	Weighted average exercise price 30 June 2022

Outstanding as at 1 July	6,973,516	$53.16	2,136,171	$4.10
Granted during the year	3,070,379	$2.97	5,014,834	$72.46
Forfeited during the year	(31,671)	$36.45	(177,489)	$7.90
Exercised during the year	(4,000)	-	-	-

Outstanding at the end of the financial year	10,008,224	$37.84	6,973,516	$53.16

Exercisable at the end of the financial year	2,017,021	$3.87	2,035,278	$3.95

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 34. Auditors’ remuneration

The following table sets forth the fees payable or paid to our independent registered public accounting firm during the years ended June 30, 2023 and 2022.

	Consolidated
	Year ended 30 June 2023	Year ended 30 June 2022
	US$'000	US$'000
Audit of the financial statements
PCAOB (US) Auditor – Armanino LLP	-	515
PCAOB (US) Auditor – Raymond Chabot Grant Thornton LLP	795	-
Local Statutory Auditor – Byrons (previously Moore Australia)	35	33

Assurance related fees
PCAOB (US) Auditor – Armanino LLP	116	126

Other services
PCAOB (US) Auditor – Armanino LLP	-	-
Local Statutory Auditor – Byrons	-	-

	946	674

Note 35. Parent entity disclosures

In accordance with the Corporations Act 2001, these consolidated financial statements present the results of the Group only. As at, and throughout, the financial year ended 30 June 2023 the ultimate parent entity of the Group was Iris Energy Limited (previously known as Iris Energy Pty Ltd until 7 October 2021).

Set out below is the supplementary information about the parent entity:

	Year ended 30 June 2023	Year ended 30 June 2022
	US$'000	US$'000
Financial performance of parent entity
Loss after income tax	(173,558)	(411,760)
Other comprehensive loss	(13,942)	(34,256)

Total comprehensive loss from parent entity	(187,500)	(446,016)

Financial position of parent entity at year end
Current assets	179,513	256,185
Total assets	408,382	472,449

Current liabilities	100,131	34,887
Total liabilities	105,034	35,113

Total equity of the parent entity comprising of: Issued capital	965,957	926,681
Foreign currency translation reserve (1)	(46,429)	(33,001)
Share-based payments reserve	27,922	14,200
Accumulated losses	(644,101)	(470,543)

Total equity	303,348	437,336

(1) The functional currency of Iris Energy Limited is AUD. For the purposes of consistent presentation in the financial statements the parent entity is reported in USD. The foreign currency translation reserve balance arises on translation of AUD denominated equity balances at historical cost.

Iris Energy Limited Notes to the consolidated financial statements 30 June 2023

Note 36. Events after the reporting period

Changes to key management personnel
On July 18, 2023, the Group announced the appointment of Sunita Parasuraman to its board of directors and as Chair of the Audit and Risk Committee.

Limited recourse equipment financing
In June 2023, a hearing was held in in The Supreme Court of British Columbia between NYDIG ABL LLC and the Non- Recourse SPVs. A judgement on the proceedings was delivered on 10 August 2023 which declared, among other things, that the transactions pursuant to hashpower services provided by the Non-Recourse SPVs to the Company to be void. On 21 August 2023, the Company filed a notice to appeal the judgement.

Purchases NVIDIA H100 GPUs to target generative AI
On 29 August 2023, the Group announced the initial purchase of 248 of NVIDIA’s latest-generation artificial intelligence (“AI”) H100 GPUs for ~US$10 million.

No other matter or circumstance has arisen since 30 June 2023 that has significantly affected, or may significantly affect the Group's operations, the results of those operations, or the Group's state of affairs in future financial years.

Iris Energy Limited Directors declaration 30 June 2023

In the Directors' opinion:

a)	the attached consolidated financial statements and notes are in accordance with the Corporations Act 2001 including:

i.	complying with the Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

ii.	giving a true and fair view of the Group's financial position as at 30 June 2023 and of their performance for the financial year ended on that date;

b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

The Directors draw attention to Note 2 to the consolidated financial statements, which includes a statement of compliance with International Financial Reporting Standards.

Signed in accordance with a resolution of Directors made pursuant to section 295(5)(a) of the Corporations Act 2001. On behalf of the Directors

On behalf of the Directors

/s/ David Bartholomew	/s/ Daniel Roberts
David Bartholomew	Daniel Roberts
Chair	Director

13 September 2023	13 September 2023

BYRONS Suite 2, Level 14, 9 Castlereagh Street, Sydney NSW 2000 62-64 Burwood Road, Burwood, NSW 2134 info@byrons.com.au +61 2 8377 9000 www.byrons.com.au

AUDITOR'S INDEPENDENCE DECLARATION TO THE DIRECTORS OF IRIS ENERGY LIMITED

As lead auditor for the audit of Iris Energy Limited for the year ended 30 June 2023, I declare that, to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b)	no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Iris Energy Limited and the entities it controlled during the financial year.

Name of Firm:	Byrons

Name of Director:	Dudley Belling

Date:	13 September 2023

Address:	Level 14, 9 Castlereagh Street, Sydney NSW 2000

Byrons ABN 35 234 663 278 - An independent member of PrimeGlobal. Liability limited by a scheme approved under Professional Standards Legislation.

BYRONS Suite 2, Level 14, 9 Castlereagh Street, Sydney NSW 2000 62-64 Burwood Road, Burwood, NSW 2134 info@byrons.com.au +61 2 8377 9000 www.byrons.com.au

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF IRIS ENERGY LIMITED

Report on the Audit of the Consolidated Annual Financial Report

Opinion

We have audited the consolidated annual financial report of Iris Energy Limited and its subsidiaries (collectively the Group), which comprises the consolidated statement of financial position as at 30 June 2023, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies, and the directors’ declaration.

In our opinion, the consolidated annual financial report of the Group is in accordance with the Corporations Act 2001, including:

a)	giving a true and fair view of the consolidated financial position of the Group as at 30 June 2023, and of its consolidated financial performance for the year then ended; and

b)	complying with the Australian Accounting Standards and the Corporations Regulations 2001.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the 'Auditor’s responsibilities for the Audit of the Financial Report’ section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standard Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors, would be in the same terms if given to the directors as at the time of this auditor’s report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Material Uncertainty related to Going Concern

We draw attention to Note 2 to the consolidated annual financial report, which indicates that significant uncertainties exist in relation to the operating cash flows generated by the Group, which are inherently linked to several key uncertainties and risks including, but not limited to, volatility associated with the economics of Bitcoin mining and the ability of the Group to execute its business plan. These conditions, along with other matters set forth in Note 2, indicate that a material uncertainty exists that may cast doubt on the Group’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

The directors are responsible for the other information. The other information comprises the information included in the Group’s consolidated annual financial report for the year ended 30 June 2023, but does not include the consolidated annual financial report and our auditor’s report thereon.

Our opinion on the consolidated annual financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon.

Byrons ABN 35 234 663 278 - An independent member of PrimeGlobal. Liability limited by a scheme approved under Professional Standards Legislation.

BYRONS Suite 2, Level 14, 9 Castlereagh Street, Sydney NSW 2000 62-64 Burwood Road, Burwood, NSW 2134 info@byrons.com.au +61 2 8377 9000 www.byrons.com.au

In connection with our audit of the consolidated annual financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated annual financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Directors for the Consolidated Annual Financial Report

The directors of Iris Energy Limited are responsible for the preparation of the consolidated annual financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as they determine is necessary to enable the preparation of the consolidated annual financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the consolidated annual financial report, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor’s Responsibilities for the Audit of the Consolidated Annual Financial Report

Our objectives are to obtain reasonable assurance about whether the consolidated annual financial report as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this consolidated annual financial report.

A further description of our responsibilities for the audit of the consolidated annual financial report are located at the Auditing and Assurance Standards Board website at: https://www.auasb.gov.au/auditors_responsibilities/ar3.pdf.

This description forms part of our auditor's report.

Name of Firm:	Byrons

Name of Director:	Dudley Belling

Date:	13 September 2023

Address:	Level 14, 9 Castlereagh Street, Sydney NSW 2000

Byrons ABN 35 234 663 278 - An independent member of PrimeGlobal. Liability limited by a scheme approved under Professional Standards Legislation.